SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at July 7, 2006

ROCKWELL VENTURES INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: July 7, 2006

* Print the name and title of the signing officer under his signature.

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ROCKWELL VENTURES INC.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365 TSX-V: RVI
Fax 604 684∙8092 OTCBB: RKWGF
Toll Free 1 800 667∙2114
www.rockwellventures.com

ROCKWELL ANNOUNCES $15.5 MILLION BRIDGE FINANCING
FOR SOUTH AFRICAN ACQUISITION

July 7, 2006 - Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") announces that it has reached an agreement with Quest Capital Corp. ("Quest") to provide a $6.0 million credit facility (the "Facility") to the Company, and has separately entered into agreements to complete an $9.5 million private placement of convertible promissory notes. The purpose of the Facility and private placement are to fund the acquisition of and working capital requirements in respect of the Holpan/Klipdam Property, Wouterspan Property, and Galputs Minerale Project in South Africa, and the Kwango River Project in the Democratic Republic of Congo, as announced in the Rockwell's June 30, 2006 news release.

The Facility provides that, subject to certain conditions precedent, Quest will loan $6.0 million to the Company. The Facility is payable out of the proceeds of any future debt or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bears interest from January 1, 2007 at the rate of 20% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, must be repaid on or before March 31, 2007. The Facility is secured by a first charge over all of the assets of the Company, a pledge of the shares of all of the Company's subsidiaries and a guarantee by the Company's subsidiaries. In consideration for the Facility, Quest will receive, on closing, 428,571 common shares of the Company. In addition, should the Facility remain outstanding on September 30, 2006, Quest will receive an additional number of common shares equal to five percent of the outstanding balance owed on the Facility at that date, divided by the average closing price of the Company's common shares on the TSX Venture Exchange (the "Exchange") for the ten trading days immediately preceding such issue, less a 10% discount. Quest has the right, exercisable concurrently with the closing of any equity financing of the Company, to convert any amount outstanding on the Facility into common shares of the Company at a conversion price equal to the price at which common shares are sold in such financing by the Company, less a 3% discount, subject to a minimum conversion price of $0.65 per share.

Funding of the Facility is subject to the completion of all necessary documentation, approval of the Exchange, exchange control approval of the South African Reserve Bank for the pledge and guarantee made by the Company's South African subsidiary, there being no material adverse change in the business of the Company, and Quest completing and being satisfied by its due diligence review of the Company.

Concurrent with the funding of the Facility, the Company intends to complete a $9.5 million financing of subordinated secured convertible promissory notes (the "Notes"). The Notes must be repaid on or before March 31, 2007 and have similar terms and conditions to the Facility, including conversion rights. The Notes are subordinated to the Facility, and are secured by a charge over all of the assets of the Company. As consideration for the Notes, noteholders will receive on closing a number of common shares equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount. In addition, should the Notes remain outstanding on each of September 30, 2006 and March 31, 2007, noteholders will receive an additional number of common shares on the same terms.

The proceeds of the Facility and Notes will be used to facilitate the funding of Durnpike Investments (Proprietary) Limited's ("Durnpike") obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited. Durnpike holds or is in the process of acquiring an interest and/or rights in four alluvial diamond properties, all situated in Southern Africa.

All common shares issued pursuant to the conversion of the Facility and the Notes will be subject to a four month hold period from the date of closing. All shares issued as consideration for the Facility and the Notes will be subject to a four month hold period from the date of issue.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.